DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

January 20, 2012

VIA COURIER AND EDGAR

Michael McTiernan, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3010 CF/AD8

Washington, DC 20549

Re:	Dividend Capital Total Realty Trust Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed November 23, 2011
File No. 333-175989

Dear Mr. McTiernan:

On behalf of our client, Dividend Capital Total Realty Trust, Inc. (the “Company”), a Maryland corporation, and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 2 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 2”).

Amendment No. 2 includes revisions in response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to M. Kirk Scott, Chief Financial Officer of the Company, dated December 2, 2011. We acknowledge that, in this response letter, we have not responded to certain of the Staff’s comments. We will respond to these comments as soon as the Company has fully considered and resolved the matters raised. In the meantime, we are submitting this response letter and Amendment No. 2 to address the other comments of the Staff, to address comments received by state securities regulators and FINRA, to increase the size of the offering, to add a new share class (Class R shares) to the offering, to modify the proposed share redemption program, and to make certain other changes. The Class R shares are identical to the Class I shares, except that the dealer manager fee applicable to such shares is lower.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 2 along with four additional copies marked to indicate the location of changes from the Company’s last filing on November 23, 2011, together with copies of this response letter as filed with the Commission. The page numbers included in our responses refer to the clean, unmarked courtesy copy of Amendment No. 2.

Michael McTiernan, Assistant Director

January 20, 2012

Page Two

General

1.	We note your responses to comments 1, 4, 5, 6, 7 and 14 of our letter dated August 22, 2011. We will continue to monitor for these issues.

Response: We acknowledge the Staff’s outstanding comments and will respond to the outstanding comments in a subsequent letter.

Share Redemptions, page 103

2.	We note your revised disclosure in response to comment 13 of our letter dated August 22, 2011. Please further revise to disclose for the current fiscal year the average price paid for shares redeemed.

Response: We have revised the disclosure as requested on page 104 of the prospectus.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt

Partner

cc: M. Kirk Scott